- -------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                        Commission File Number : 0-25482

                           NOTIFICATION OF LATE FILING

         (Check One)

[X]      Form 10-K and Form 10-KSB      [   ]    Form 20-F
[   ]    Form 11-K                      [   ]    Form 10-Q and Form QSB
[   ]    Form N-SAR

         For Period Ended: June 30, 1996

[   ]    Transition Report on Form 10-K   [   ]  Transition Report on Form 10-Q
[   ]    Transition Report on Form 20-F   [   ]  Transition Report on Form N-SAR
[   ]    Transition Report on Form 11-K

         For the Transition Period Ended:

       Read the attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information

Full Name of Registrant: EqualNet Holding Corp.
                         ----------------------
Former Name if applicable

Address of Principal Executive Office (street and number):
                        1250 Wood Branch Park Drive
                        ---------------------------

City, State and Zip Code            Houston, Texas  77079
                          -------------------------------

                       Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The Registrant has been unable to complete its Annual Report on Form 10-K as the Registrant is engaged in negotiations to complete a private placement of convertible preferred stock and in negotiations with its lenders to restructure its loan agreement. The individuals that are responsible for negotiating and preparing financial forecasts and other documentation in support of these transactions are the same individuals responsible for preparing the Annual Report on Form 10-K to which this notification relates. As a result of their work on the above-described transactions, such individuals were unable to complete the Annual Report on Form 10-K by September 28, 1996. The Annual Report on Form 10-K will be filed on or before October 13, 1996.



                           Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

                  Michael L. Hlinak                  281-529-8546
                  -----------------                  -------------
                        (name)                (area code) (telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [ X]     Yes                                [    ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ X]     Yes                                [    ]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment.)

                             EqualNet Holding Corp.
                             ----------------------
                   Name of registrant as specified in charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    September 30, 1996


/s/ Michael L. Hlinak
- ---------------------
Michael L. Hlinak
  Senior Vice President, Chief Operating Officer,
    Chief Financial Officer

                                   ATTACHMENT


                             FORM 12B-25 PART IV (3)



As was announced in a press release dated September 30, 1996, the Company's revenues for the quarter ended June 30, 1996 decreased to $16.2 million, compared to $21.6 million for the comparable quarter in the prior year. The net loss for the quarter was $865,000, or $.14 per share, compared to net income of $921,000, or $.15 per share in the year earlier period. For the fiscal year ended June 30, 1996 the Company incurred a net loss of $8.4 million, or $1.40 per share, compared to pro forma net income of $1.8 million, or $.38 per share in the previous year.